Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Forest Road – Beachbody – Myx Merger Announcement: Fox Business Interview Transcript

Fox Business – Interview with Kevin Mayer and Carl Daikeler

Former TikTok CEO backs fitness company Beachbody

February 10, 2021, 2:00 PM Eastern

CORPORATE PARTICIPANTS

Kevin Mayer - Forest Road Strategic Advisor

Carl Daikeler - Beachbody CEO

Liz Claman - Fox Business

PRESENTATION

Liz Claman

All right, we begin with a Fox Business alert. It was just days into the pandemic when gyms were ordered to shutter. And literally three days later, Carl Daikeler, Cofounder and CEO of the decades-old on-demand (AUDIO GAP). This afternoon, in the first sign, a private company that found huge adoption during the pandemic could be even bigger post-COVID. Beachbody is going public via the first high-profile entertainment SPAC or blank check acquisition. How high profile? Let's bring in former TikTok CEO, Kevin Mayer, the man also credited with creating Disney+ streaming service. Also with us, Beachbody CEO Carl Daikeler. Welcome to you both.

Carl loves that intro, Kevin, by the way. We're going to get to the structure of this deal with Carl in a moment--

Carl Daikeler

(INAUDIBLE)

Liz Claman

Exactly. But as advisor to the SPAC Forest Road Acquisition Corp., you could attach your name and expertise to just about anything. Why Beachbody?

Kevin Mayer:

Well, it's pretty simple. Beachbody is the Peloton for the masses. With the addition of this new bike through an acquisition of Myx Fitness, they've really added to their business model. I mean, at 22 years as you said, they've been around a long time. They've been very successful. They've grown to over $1 billion in revenue, and they have an incredible digital content play in terms of delivering fantastic fitness programs via direct-to-consumer, to consumers who really value the programming. And they also have a nutritional business that's been going really well. And so you had the bike to that, it's a triumvirate, and it's a complete solution in the fitness space and I really believe in it. And the team is awesome.

Liz Claman

Kevin, you're the guy who built Disney+ out of thin air, and it now has more than, what, more than 17 million subs. Beachbody is a well-established business with a competitive digital moat, but the encroaching attackers in the online fitness space are at the gates.

Apple Launch, Apple Fitness, obviously Peloton has, what, 5000 on-demand classes after just a few years. What can you pull--what are you pulling from your Disney+ experience to scale up Beachbody's 3 million subs?

Kevin Mayer:

Well, that's a great question. We are bringing in over $400 million of fresh capital, and I know how to deploy this capital to market the brands and to do performance marketing to get subscribers. And the other thing is Beachbody has already proven over the last five years when they made a hard pivot from, you know, the infomercial company to being a really cutting-edge direct-to-consumer company, they know how to do this performance marketing and they know how to get subs.

So we have a big war chest now to go after, enhance marketing, drive the subscriber base, and have this great content, this real premium IP. It's the same type of thing that I had at Disney. We have a catalog of premium intellectual property that is highly valued, and P90X is a great example of that. That program is still incredibly popular today, and that was developed 15 years ago. So we have the IP, we have programs (INAUDIBLE), and now we can drive subscribers.

Liz Claman

Yeah, I know. This is no newbie on the street here. Carl, you're the guy. You're the guy who got cut from his high school basketball team on the first day. This has got to be amazing for you. You were already having a wild year. The merger is expected to add about $420 million cash to the balance sheet. Where will that cash go first?

Carl Daikeler

Well, obviously, we're investing in a business model that's working, and that's what's so exciting about this. And obviously, to have a wing man like Kevin helping me execute on this business model is just humbling--a humbling experience. But we want to scale; we need to reach more people. We feel like we've got the business model that really works.

And like Kevin said, you know, there's a lot of demand for indoor cycling out there, but we've--as a part of the SPAC transaction, we're merging in with Myx Fitness which allows us to enter the world of indoor cycling with a very compelling price point, around $1300. And then we bring in our flair, our ability to create great content, and we think that we can make indoor cycling, connected fitness, accessible to the masses.

And that's really where we're going to step the pedal to the metal, if you will. I mean, we have 2.6 million paid subscribers right now. Last year we streamed 180 million workouts, but that was 99% in North America. So this need is global. And these are the types of things that we are going to invest in with Kevin and--the help of Tom Skaggs and Kevin of FRX.

Liz Claman

Yeah. Tom Staggs, of course, former CFO of Disney. So everybody's making a big deal of that, Kevin. They're saying this is the first sort of entertainment high-profile SPAC that will go public. Tell me how you see Beachbody as--well, do you see it as entertainment?

I mean, I'd love to know sort of the thought process as you fielded ideas. And, of course, it's trading right now on FRX. It is jumping as we speak by 6.8%. It will be under the ticker symbol BODY. But what was that thought as you look at how much bigger fitness could actually be when it comes to media?

Kevin Mayer:

Yeah. I mean, look, we had a lot of inbound interest when we announced our SPAC. We had, you know, over 50 companies that expressed interest to have us combine with them. But we looked at Beachbody, and they're benefiting from a lot of tailwinds. I mean, just the connected fitness tailwind that Peloton--that led the way on it. I mean, this is a very similar dynamic that we can take advantage of. The digital subscription, content subscription tailwind that I helped set up at Disney, that transformed the Walt Disney Company. That's just one of three tailwinds that Beachbody has, the other one being overall health and wellness, which is of course very important to everyone these days, more than ever.

So we saw that they were benefiting from those tailwinds. We saw that it really is a content play, it's a direct-to-consumer play pay. It needs to be scaled internationally, as Carl just said. And there's M&A opportunities out there. It's a pretty fragmented space. You talked about competition. There are a lot of competitors out there, some of them very high quality, and I think there may be a platform to bring them in over time. So there will be some M&A activity, too. You know, I did M&A at Disney for years, also. So I just think that it really matched well with the abilities that I bring, and the team that FRX brings, and we love the company. It just is a really well (INAUDIBLE).

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Liz Claman

Well, I don't know--Carl, you're really lucky here. I mean, he does check so many boxes here. But who checks the box that says we can take Myx Fitness, MYX, which is of course part of this three-way merger, and they do fitness bikes. How do we take on that and take on Peloton, which is the 800-pound gorilla here, Carl?

Carl Daikeler

Well, you know, it comes down to the experience that the person has on the screen. And this is what we've been doing for 20 years. We've created some of those memorable brands in home fitness ever: P90 X, Insanity, 21 Day Fix, LIIFT4. We've got over 86 brands on the Beachbody on-demand platform, and are constantly adding new content and live content on the Openfit platform. So honestly, this is our wheelhouse.

Now what we get to do is, you know, thankfully Peloton--they've done a great job, very elegant. But we see opportunities for us to enhance that, to create a more engaging experience, perhaps a little bit less competitive, more accessible to people so they feel welcome. And ultimately, as they get results, which is what happens when people plug into the Beachbody ecosystem, they get results.

And that's ultimately what creates a viral story. People see--you know, somebody shows up at Thanksgiving, they lost 25 pounds. Everybody in the room wants to know how they did it. And we expect that it's going to be with Beachbody, Openfit, and a Myx bike.

Liz Claman

Listen, I want to know how they did it. Kevin, finally, you miss TikTok? I mean, what a crazy time. You were TikTok there before President Trump suddenly decided he was going to ban it unless it was sold to his friend Larry Ellison over at Oracle. Monday, Charlie Gasparino broke the story that the Biden administration is slow-walking any approval of a purchase of TikTok's U.S. assets.

And I just need to know from you, where do you see this eventually developing? It doesn't appear like it was ever a very thought-out process on behalf of the Trump administration. I'm not saying it's over now. Charlie's not saying that. But I mean, you were there. Is there a privacy issue? It doesn't seem like it, you know.

Kevin Mayer:

Look, I think that that was vastly overblown. The Trump administration didn't think out what they were doing very well, in my opinion. And look, there might be some legitimate concerns that need to be--for data privacy; not just with TikTok but with all apps and all social media. It's not just limited to TikTok or ByteDance.

So there are issues about transparency and accountability that need to be worked out. It needs to be an industrywide solution, and that's where they should--in my opinion, that's where the Biden administration should put their efforts, is to making sure that there's accountability at the end of the day.

And it would've been a real shame, Liz, had they banned TikTok because then Red Fox Liz, which is your handle I've noticed, on TikTok, you wouldn't have been able to do these great TikToks that I've been watching lately. So that would've been an injustice.

Liz Claman

Are you watching? Oh my gosh, I can't believe it. That is so great.

Kevin Mayer

I am.

Liz Claman

Yes, there I am, no makeup. I roll out every morning. You know, little Market Minute there. Glad you're watching.

Kevin Mayer:

I am, and (INAUDIBLE).

Liz Claman

Well, thank God there wasn't a ban. All right, Carl, Kevin, good luck. We are watching the stock here and as we've been speaking, it has jumped up to highs of the session. It's the power of Fox Business; what can you say?

Kevin Mayer

That's for sure.

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IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Business Combination”) among Forest Road Acquisition Corp., a Delaware corporation (the “Company”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx”) including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, future financial condition and performance of Beachbody and Myx and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the concurrent private placement transaction (the “PIPE transaction”), the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody and Myx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Agreement and Plan of Merger, dated as of February 9, 2021, with Beachbody, Myx and respective parties thereto (the “Merger Agreement”) by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on the business relationships operating results, and business generally of Beachbody and Myx, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody, Myx and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

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